FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For August 31, 2006
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) today announced that effective August 29, 2006, Mr. Joseph D. Horne submitted to the Board of Directors his resignation as a director.

‘‘On behalf of everyone at Northwestern, I would like to thank Joe for his directorial contributions to the company,’’ said Northwestern President and Chief Executive Officer Marek J. Kreczmer. ‘‘We wish Joe the best of luck in all of his future endeavors.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: August 31, 2006